BCM RESOURCES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS For the Nine Months Ended May 31, 2009

The following is a discussion and analysis of the consolidated financial condition and operating results of BCM Resources Corporation (the “Company”) for the nine months ended May 31, 2009. The discussion should be read in conjunction with the unaudited interim financial statements of the Company and the notes thereto for the nine months ended May 31, 2009 and the audited consolidated financial statements for the period ended August 31, 2008. The unaudited interim financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries. Unless expressly stated otherwise, all financial information is presented in Canadian dollars.

OVERVIEW

The Company is in the business of acquiring, exploring and evaluating mineral resource properties. At present, the Company is in the exploration stage and has interests in resource properties located in the Skeena and Omineca Mining Divisions in British Columbia. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The Company has an option to acquire 10 mineral claims pursuant to an agreement dated June 15, 2005 and amended by agreement dated May 29, 2006 with Nicholas Carter (“Carter Property Agreement”). As consideration the Company agreed to deliver to Carter the payments, shares and royalties as set out in the financial statements.

Subsequently the company acquired additional mineral claims adjacent to existing properties and more than doubled its holdings in the area of the Shan property. Additional mineral claims with an area of 4,572 hectares (11,300 acres), adjacent to its Shan Molybdenum discovery, were staked and increased the total area of BCM’s 100% owned claims in the Shan region to 7,604 hectares (18,790 acres). The Shan properties are referred to as Shan South, Shan North and the McRae block.

ACTIVITIES OF THE COMPANY

The Company concentrated its efforts in 2008 on exploration for molybdenum in the Terrace area of northern British Columbia. The Shan Property 24 kilometres north east of Terrace has received substantial attention in the current fiscal year.

In the most recent quarter management has been planning the summer field program which will include surface sampling work on the Lorne claims.

SELECTED ANNUAL INFORMATION

The following selected financial information is derived from the audited financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

	Audited Results for the Year ended August 31, 2006	Audited Results for the Year ended August 31, 2007	Audited for the Year ended August 31, 2008
Total revenue	Nil	Nil	Nil
Earnings (loss) before extraordinary items(1)
Total	(165,317)	(1,112,774)	(924,230)
Per Share (1)	(0.06)	(0.11)	0.02
Total assets	549,375	5,250,089	4,943,706
Total long-term debt	Nil	Nil	Nil
Total shareholders’ equity (deficiency)	176,182	5,161,216	4,922,260
Capital Stock	341,499	5,601,686	5,174,186
Net earnings (loss) for the period
Total	(145,778)	(947,457)	188,544
Per Share	(0.06)	(0.11)	0.02

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be antidilutive and, therefore, basic and diluted losses per share are the same.

RESULTS OF OPERATIONS

For the nine months ended May 31, 2009, total revenues were nil. Total expenses were $68,427 for the nine months ended May 31, 2009. This compares with total expenses of $195,728 for the nine months ended May 31, 2008.

SELECTED QUARTERLY FINANCIAL INFORMATION

A summary of the nine most recent quarters is as follows:

	Quarter ended May. 31, 2007	Quarter ended Aug. 31, 2007	Quarter ended Nov. 30, 2007	Quarter ended Feb. 28, 2008	Quarter ended May 31, 2008	Quarter ended Aug 31, 2008	Quarter ended Nov. 30, 2008	Quarter ended Feb. 28, 2009	Quarter ended May 31, 2009
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net income (loss)	(545,426)	123,304	(40,156)	(94,711)	(66,779)	$390,190	(47,733)	(79,568)	(68,427)
Income (loss) per share	(0.04)	0.01	(0.00)	($0.01)	($0.01)	$0.02	(0.004)	(0.01)	(0.01)

2

LIQUIDITY AND CAPITAL RESOURCES

As at May 31, 2009 the Company had a working capital surplus of $290,005 ($521,151 surplus at August 31, 2008). The Company’s current assets at May 31, 2009 include $15,839 in cash ($46,951 – August 31, 2008), $7,132 in GST receivable ($74,174 – August 31, 2008), $nil in tax credits receivable ($389,591 – August 31, 2008), term deposits of $263,124 and $10,237 in prepaid expenses. The Company has no other liquid assets as at May 31, 2009. The Company has total non-current assets of $4,486,527 of which $4,471,429 is capitalized exploration expenditures. Accounts payable have decreased to $6,327 on May 31, 2009 from $21,446 on August 31, 2008.

In order to maintain operations and cover administrative costs, the Company will need to raise additional financing. In the past the Company has relied on sales of equity securities to meet its cash requirements. There can be no assurance that additional funding from this or other sources will be available in the future to satisfy operational requirements and cash commitments.

SHARE CAPITAL

The total number of shares outstanding as at May 31, 2009 was 12,175,511.

There were 785,000 stock options outstanding, exercisable at a weighted average price of $0.85 per share and having an average weighted life of 2.57 years.

On May 31, 2009 the Company had no share purchase warrants outstanding.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties:

a) During the nine months ended May 31, 2009, the President charged the Company

$45,000 in management fees (2008 -$65,000). At May 31, 2009 the Company owes

$2,934 (2008 -$2,909).

b) During the nine months ended May 31, 2009, a Director charged the Company

$45,000 in consulting fees (2008 -$65,000). At May 31, 2009 the Company owes

$nil (2008 -$nil).

CHANGES IN ACCOUNTING POLICIES

There has been no change in the Company’s accounting policies during the period.

STOCK OPTIONS

No stock options were exercised during the nine months ended May 31, 2009.

ADDITIONAL INFORMATION

Additional information is available on the SEDAR website at www.sedar.com.